UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
Amendment No.
Starent Networks, Corp.

(Name of Issuer)
Common Stock, $0.001 par value per share

(Title of Class of Securities)
85528P108

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	85528P108

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). NBVM GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		10,542,721

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,542,721

WITH:	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,542,721

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	15.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Page 2 of 14 pages

CUSIP No.	85528P108

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). NORTH BRIDGE VENTURE MANAGEMENT IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		10,542,721

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,542,721

WITH:	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,542,721

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	15.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Page 3 of 14 pages

CUSIP No.	85528P108

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). NORTH BRIDGE VENTURE PARTNERS IV A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		7,144,649

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,144,649

WITH:	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,144,649

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Page 4 of 14 pages

CUSIP No.	85528P108

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). NORTH BRIDGE VENTURE PARTNERS IV B, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		3,398,072

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,398,072

WITH:	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,398,072

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Page 5 of 14 pages

CUSIP No.	85528P108

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). EDWARD T. ANDERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		666,666

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,542,721

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		666,666

WITH:	8	SHARED DISPOSITIVE POWER

		10,542,721

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,209,387

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	16.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Page 6 of 14 pages

CUSIP No.	85528P108

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). RICHARD A. D’ AMORE

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,542,721

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

10,542,721

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,542,721

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Page 7 of 14 pages

CUSIP No.	85528P108
Item 1(a) Name of Issuer:
     Starent Networks, Corp.
Item 1(b) Address of Issuer’s Principal Executive Offices:
30 International Place
Tewksbury, MA 01876
Item 2(a) Name of Person Filing:
NBVM GP, LLC (the “GP of the GP”)
North Bridge Venture Management IV, L.P. (the “General Partner”)
North Bridge Venture Partners IV A, L.P. (“IV A”)
North Bridge Venture Partners IV B, L.P. (“IV B”)
Edward T. Anderson (“Mr. Anderson”)
Richard A. D’Amore (“Mr. D’Amore”)
Item 2(b) Address of Principal Business Office or, if None, Residence:
     The address of the reporting persons is:
c/o North Bridge Venture Partners
950 Winter Street, Suite 4600
Waltham, Massachusetts 02451
Item 2(c) Citizenship:

GP of the GP	Delaware limited liability company
General Partner	Delaware limited partnership
IV A	Delaware limited partnership
IV B	Delaware limited partnership
Mr. Anderson	U.S. citizen
Mr. D’Amore	U.S. citizen
Item 2(d) Title of Class of Securities:
This Schedule 13G report relates to the Common Stock, par value $0.001 per share (“Common Stock”), of Starent Networks, Corp.
Item 2(e) CUSIP Number:
     85528P108
Item 3 Description of Person Filing:
     Not applicable.
Item 4 Ownership:
(a)	Amount Beneficially Owned:

As of December 31, 2007: (i) IV A was the record holder of 7,144,649 shares of Common Stock (the “IV A Shares”), (ii) IV B was the record

Page 8 of 14 pages

CUSIP No.	85528P108
holder of 3,398,072 shares of Common Stock (the “IV B Shares”; together with the IV A Shares, the “Record Shares”).

As the general partner of IV A and IV B, the General Partner may be deemed to own beneficially the Record Shares.

As the general partner of the General Partner, the GP of the GP may be deemed to own beneficially the Record Shares.

Messrs. Anderson and D’Amore, as individual managers of the GP of the GP with shared voting and dispositive power over the Record Shares, may be deemed to beneficially own the Record Shares.

As of December 31, 2007, Mr. Anderson was the record holder of 666,666 shares of Common Stock.

(b)	Percent of Class:

GP of the GP	15.4%
General Partner	15.4%
IV A	10.4%
IV B	4.9%
Mr. Anderson	16.3%
Mr. D’Amore	15.4%
(c)	Number of Shares as to which the Person has:

	NUMBER OF SHARES
Reporting Person	(i)	(ii)	(iii)	(iv)

GP of the GP	10,542,721	0	10,542,721	0
General Partner	10,542,721	0	10,542,721	0
IV A	7,144,649	0	7,144,649	0
IV B	3,398,072	0	3,398,072	0

Edward T. Anderson	666,666	10,542,721	666,666	10,542,721
Richard A. D’Amore	0	10,542,721	0	10,542,721

(i)	Sole power to vote or direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of
Item 5 Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6 Ownership of More than Five Percent on Behalf of Another Person:
     Not applicable.

Page 9 of 14 pages

CUSIP No.	85528P108
Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
     Not applicable.
Item 8 Identification and Classification of Members of the Group:
Each of the Reporting Persons expressly disclaims membership in a “Group” as defined in Rule 13d-1(b)(ii)(J).
Item 9 Notice of Dissolution of Group:
     Not applicable.
Item 10 Certification:
Not applicable. This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

Page 10 of 14 pages

CUSIP No.	85528P108
SIGNATURE
     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
DATED: February 6, 2008.

NBVM GP, LLC

By: Name:	/s/ Edward T. Anderson Edward T. Anderson
Title:	Manager

NORTH BRIDGE VENTURE MANAGEMENT IV, L.P.

By: NBVM GP, LLC

By: Name:	/s/ Edward T. Anderson Edward T. Anderson
Title:	Manager

NORTH BRIDGE VENTURE PARTNERS IV A, L.P.

By: North Bridge Venture Management IV, L.P.

By: NBVM GP, LLC

By: Name:	/s/ Edward T. Anderson Edward T. Anderson
Title:	Manager

NORTH BRIDGE VENTURE PARTNERS IV B, L.P.

By: North Bridge Venture Management IV, L.P.

By: NBVM GP, LLC

By: Name:	/s/ Edward T. Anderson Edward T. Anderson
Title:	Manager

Page 11 of 14 pages

CUSIP No.	85528P108

/s/ EDWARD T. ANDERSON

EDWARD T. ANDERSON

/s/ RICHARD A. D’AMORE

RICHARD A. D’AMORE

Page 12 of 14 pages

CUSIP No.	85528P108
Exhibit I
Joint Filing Agreement
     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Starent Networks, Corp. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.
     EXECUTED as of this 6th day of February, 2008.

NBVM GP, LLC

By: Name:	/s/ Edward T. Anderson Edward T. Anderson
Title:	Manager

NORTH BRIDGE VENTURE MANAGEMENT IV, L.P.

By: NBVM GP, LLC

By: Name:	/s/ Edward T. Anderson Edward T. Anderson
Title:	Manager

NORTH BRIDGE VENTURE PARTNERS IV A, L.P.

By: North Bridge Venture Management IV, L.P.

By: NBVM GP, LLC

By: Name:	/s/ Edward T. Anderson Edward T. Anderson
Title:	Manager

NORTH BRIDGE VENTURE PARTNERS IV B, L.P.

By: North Bridge Venture Management IV, L.P.

By: NBVM GP, LLC

By: Name:	/s/ Edward T. Anderson Edward T. Anderson
Title:	Manager

Page 13 of 14 pages

CUSIP No.	85528P108

/s/ EDWARD T. ANDERSON

EDWARD T. ANDERSON

/s/ RICHARD A. D’AMORE

RICHARD A. D’AMORE

Page 14 of 14 pages